Via Facsimile and U.S. Mail
Mail Stop 6010

      November 4, 2005


Mr. Roy T.K. Thung
President and Chief Executive Officer
Independence Holding Company
96 Cummings Point Road
Stamford, Connecticut   06902

      Re:	Independence Holding Company
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 16, 2005
      File No. 001-32244

Dear Mr. Thung:

      We have reviewed your August 23, 2005 response to our July
21,
2005 comment letter dated and have the following comments. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of ...

Critical Accounting Policies

Insurance Reserves

1. Please expand the proposed disclosures you provided in response to prior comment one to discuss the potential impact of the judgments and uncertainties surrounding this estimate, consistent with Section
V. of Financial Reporting Release 72 and as we had requested. In so doing, please provide quantitative and qualitative disclosure about the impact that reasonably likely changes in each of the "key assumptions" cited in your response underlying the estimate of each segment`s reserves would have on your results of operations, financial position, and liquidity. In addition, please provide disclosure to clarify how you determine each of these "key assumptions".
2. As your response to prior comment two indicated that you had revised the prior year incurred amount for 2004, please illustrate for us how the following would need to be modified to reflect this revision and any other necessary revisions to the amounts for prior years: (a) the disclosures your provided pursuant to paragraph 11 of
SOP 94-5 and (b) your discussion, in MD&A, about the effect of changes in the reserves on your results of operations.

In addition, based on the extent of the modifications that would need to be made, please provide us your analysis supporting your assertion that the effect of the revision was not material to the accuracy of your overall disclosures with respect to reserves or the changes in them.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1.  Significant Accounting Policies and Practices

(I)  Deferred Acquisition Costs ("DAC")
3. Regarding your response to prior comments three and four and your
proposed    accounting policy disclosure regarding deferred
acquisition costs for traditional life insurance and other premium-paying policies, please explain to us the difference between amortizing DAC "over the life of the business", as explained in the first sentence of your proposed disclosure, and the amortization period approximating "the estimated lives of the policies", as explained in the last sentence, and how your policy complies with paragraph 29 of SFAS 60.
4. Regarding your response to prior comments three and four and your proposed accounting policy disclosure regarding deferred acquisition costs for investment type contracts and interest-sensitive life business, please address the following for us:

* Clarify how the quarterly adjusting "to reflect actual gross margins experienced" differs from the annual review of "the underlying assumptions that produce the prospective [estimated gross profits] on a best-estimate basis." Clarify your description of each process so that it is clear that it complies with paragraph 25 of SFAS 97 including whether you record a charge or credit to the statement of operation to adjust total amortization to date using revised assumptions and whether you use the revised assumptions going forward.

* Clarify what you mean by "prospective unlocking" and whether and to what extent this is the result of a premium deficiency, or clarify the extent to which this relates to and is consistent with paragraph
25 of SFAS 97.

* Tell us the quantitative impact that adjustments to DAC have had on your financial statements for each of the three years. If the impact has been material or the potential impact to future periods is reasonably likely to be material, provide critical accounting estimate disclosures, consistent with Section V. of Financial Reporting Release 72, about this.


*    *    *    *

      Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      You may contact Ibolya Ignat, Staff Accountant, at (202)
551-
3656, or Oscar Young, Senior Accountant, at (202) 551-3622, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.



	Sincerely,



	Jim B. Rosenberg
	Senior Assistant Chief
	Accountant

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Mr. Roy T.K. Thung
Independence Holding Company
November 4, 2005
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